# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 04/02/2026
Amends the filing with accession number 0000947871-25-000797
Filed by CIK 0001847923
Persons authorized to receive notices and communications: Creighton Condon, 599 Lexington Ave., New York, New York (NY), 10022, (212) 848-7628

## Reporting persons
- Max C. Wygod (CIK 0001847923): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,328,927; shared voting power 2,530,475; sole dispositive power 1,328,927; shared dispositive power 2,530,475; aggregate amount beneficially owned 3,859,402 (12.4% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Emily Bushnell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 901,224; shared voting power 2,530,475; sole dispositive power 901,224; shared dispositive power 2,530,475; aggregate amount beneficially owned 3,431,699 (11% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,040,899; sole dispositive power 0; shared dispositive power 1,040,899; aggregate amount beneficially owned 1,040,899 (3.3% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,489,576; sole dispositive power 0; shared dispositive power 1,489,576; aggregate amount beneficially owned 1,489,576 (4.8% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to shares of Common Stock, par value $0.001 per share ("Shares") of Forian Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 is being filed on behalf of the following persons (collectively, the "Reporting Persons"): Max C. Wygod, an individual and executor of the Estate of Martin J. Wygod, (ii) Emily Bushnell, an individual, (iii) the ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV (the "Administrative Trust") and (iv) the MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A (the "Family Trust" and together with the Administrative Trust, the "Wygod Trusts") and amends the Statement on Schedule 13D filed by the Reporting Persons on January 27, 2025 ("Initial Schedule 13D"), as previously amended by Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons on August 25, 2025 ("Amendment No. 1").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

On April 2, 2026, the Issuer, 2025 Acquisition Corporation (the "SPV"), an affiliate of Max Wygod, and Bravo Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of the SPV ("Merger Sub") entered into the Merger Agreement (as defined below). On the same day, the Reporting Persons also entered into Amendment No.1 to the Consortium Agreement (as defined below), in connection with the Merger Agreement. In addition, in connection with the transactions contemplated in the Merger Agreement, Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A, an affiliate of Max Wygod, provided an equity commitment letter, dated April 2, 2026 (as defined below).

Amendment No. 1 to the Consortium Agreement

On April 2, 2026, the Consortium entered into the Amendment No. 1 (the "Consortium Agreement Amendment") to the Consortium Agreement (as defined in the Initial 13D), which, among other things, (i) clarifies that the Consortium Agreement remains in full force and effect, notwithstanding any terms therein to the contrary, (ii) provides that the Consortium Agreement will terminate upon the closing of the Merger (as defined below) or a valid termination of the Merger Agreement (as defined below), (iii) imposes certain restrictions to the transfer of Shares prior to such termination (subject to limited permitted transfers to specified transferees who agree to be bound), and (iv) requires each Consortium Member to contribute its Shares to Parent prior to the commencement of the Offer.

Merger Agreement

Subsequently, on April 2, 2026, the SPV, Merger Sub and Forian entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"). Pursuant to the Merger Agreement, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, collectively, the "Transactions"), and the separate corporate existence of Merger Sub will thereupon cease, and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. The Merger will be governed by Section 3-106.1 of the MGCL and will be effected by Merger Sub and Forian without a stockholder vote as soon as practicable following the consummation of the Offer, pursuant to the MGCL.

At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by Forian and its subsidiaries, (ii) owned by the Buyer Parties, or (iii) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties as of immediately prior to the Effective Time, which will be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor), subject to any appraisal rights in accordance with Section 3-202 of the MGCL, will be converted into the right to receive $2.17 in cash per Share, without interest, and subject to deduction for any required tax withholding.

Each of the Company, Parent and Merger Sub has made customary representations, warranties and covenants in the Merger Agreement, including relating to (i) the conduct of the Company's business during the interim period, (ii) the efforts of each party to cause the Transactions to be completed and (iii) the preparation and filing of a tender offer statement on Schedule TO and a transaction statement on Schedule 13E-3 by Parent, Merger Sub and the Company and a Schedule 14D-9 by the Company in connection with the Transactions.

Completion of the Merger is subject to certain closing conditions, including, but not limited to, (i) that the number of Shares validly tendered and not validly withdrawn, together with the number of Shares then owned beneficially by Parent and Merger Sub (together with their wholly owned subsidiaries), equals at least one share more than fifty percent (50%) of all Shares outstanding as of the consummation of the Offer, (ii) the truth and accuracy of certain representations and warranties of Forian as set forth in the Merger Agreement as of the date of the Merger Agreement and as of the expiration date of the Offer (the "Expiration Date") as if made on and as of each such date (as may be subject to materiality, de minimis or other qualifiers), (iii) Forian having performed and complied in all material respects with the covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by Forian at or prior to the Expiration Date, (iv) the non-occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement) on or after the date of the Merger Agreement that is continuing, (v) the non-termination of the Merger Agreement, and (vii) the non-issuance of any judgment, temporary restraining order, preliminary or permanent injunction, or other order from any governmental body of competent jurisdiction preventing the consummation of the Offer or the Merger.

Equity Commitment Letter

In connection with the Transactions, one of the members of the Consortium, Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A, provided an equity commitment letter dated April 2, 2026 (the "Equity Commitment Letter"), pursuant to which it committed to provide Parent, on the terms and subject to the conditions set forth therein, an aggregate equity commitment of up to $5,500,000 (or such lesser amount required for Merger Sub to fund the purchase, directly or indirectly, of the securities of Parent) to fund the Closing Payments (as defined in the Equity Commitment Letter) under the Merger Agreement (the "Commitment"). The Commitment is available solely to consummate the Transactions and is fundable at or prior to the consummation of the Merger, subject to, among other things, the execution of the Merger Agreement, and the satisfaction or waiver of the conditions of the Merger Agreement. The Equity Commitment Letter also permits allocation of all or a portion of the Commitment to affiliated entities, includes customary non-recourse provisions in favor of non-parties, provides that the Company is an express third-party beneficiary solely entitled to seek specific performance to cause funding of the Commitment, and terminates upon the earliest of the consummation of the Merger, valid termination of the Merger Agreement, or full funding of the Commitment.

The foregoing descriptions of the Consortium Agreement Amendment, the Merger Agreement and the Equity Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed herewith as Exhibits 99.5, 99.6, 99.7, respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Amendment No. 3 is incorporated herein by reference. The percentages used in this Amendment No. 3 are calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal ended December 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to Amendment No. 3 for the Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement (as defined in Item 4 of the Amendment No. 2), the members of the Consortium (as defined in Item 4 of the Amendment No. 2) may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 20,689,142 shares beneficially owned in the aggregate by the Consortium members other than such Shares that each Reporting Person has reported as beneficially owned by the respective Reporting Person in this Amendment No. 3, for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no transactions in Shares effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

Item 4 references the Consortium Agreement Amendment, the Merger Agreement and the Equity Commitment Letter, the descriptions of each of which are incorporated herein by reference.

Copies of the Consortium Agreement Amendment, the Merger Agreement and the Equity Commitment Letter are attached as 99.5, 99.6, 99.7, respectively to this Amendment No. 3, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* - Offer Letter, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons with the SEC on August 25, 2025).
https://www.sec.gov/Archives/edgar/data/1829280/000094787125000797/ss5247285_ex9901.htm

Exhibit 99.2* - Consortium Agreement, dated August 25, 2025 incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons with the SEC on August 25, 2025).
https://www.sec.gov/Archives/edgar/data/1829280/000094787125000797/ss5247285_ex9902.htm

Exhibit 99.3* - Confidentiality Agreement, dated September 29, 2025(incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025).

Exhibit 99.4* - Power of Attorney for Emily Bushnell, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.17 to the Schedule 13D filed by the Reporting Persons with the SEC on October 3, 2025).

Exhibit 99.5 - Amendment No. 1 to the Consortium Agreement, dated April 2, 2026, by and among Mr. Max Wygod and the Consortium Members.

Exhibit 99.6* - Agreement and Plan of Merger, dated April 2, 2026, by and among the SPV, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed April 3, 2026).

Exhibit 99.7 - Equity Commitment Letter, dated April 2, 2026, by and between the SPV and the Sponsor.

* Previously filed

## Signatures
- Max C. Wygod: /s/ Max C. Wygod, Max C. Wygod (04/06/2026)
- Emily Bushnell: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell (04/06/2026)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (04/06/2026)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (04/06/2026)
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (04/06/2026)
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (04/06/2026)